

Mail Stop 4561

October 13, 2015

Kyoung Hwa Shim
Chief Executive Officer
Global Quest Ltd.
103-1602 Gogi 3
Sujigu, Yonginsi, Geong Gido
South Korea

   Re: Global Quest Ltd.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed September 30, 2015
     File No. 333-205962

Dear Ms. Shim:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 26, 2015 letter.

<u>Facing Page</u>

1. We note that you have removed the checkmark to indicate that the offering will be on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933 and stated in response to prior comment 13 that you are not registering shares for the selling shareholders under Rule 415. However, you state in the prospectus summary that the offering will conclude upon the earliest of such time as all of the common stock has been sold pursuant to the registration statement, which appears to indicate that the shares will be offered on a delayed or continuous basis. Please provide your analysis as to why this is not a delayed or continuous offering pursuant to Rule 415. If you conclude that this is a Rule 415 offering, please also revise your undertakings.

Risk Factors

"If we do not register a class of securities under Section 12 of the Exchange Act...," page 11

2.   We note your response to prior comment 3 that you intend to file a Form 8-A upon the
        effectiveness of this registration statement to register your common stock under the
        Exchange Act of 1934. As such, it is unclear why this risk factor is relevant. Please
        remove, or advise.

Plan of Distribution, page 15

3.   Please revise your disclosure to state that the selling shareholders are, rather than may be
        deemed, underwriters within the meaning of Section 2(a)(11) of the Securities Act.

4.   Please revise your disclosure on page 15 in accordance with your response to prior
        comment 2 to remove any implication that the shareholders have the ability to sell their
        shares at market prices.

        You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Craig Wilson,
Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments
on the financial statements and related matters. Please contact Ji Shin, Attorney-Advisor at (202)
551-3579 or me at (202) 551-3735 with any other questions.

                                                Sincerely,

                                                /s/ Barbara C. Jacobs

                                                Barbara C. Jacobs
                                                Assistant Director
                                                Office of Information Technologies
                                                and Services

cc: Joseph Pittera, Esq.
        Law Offices of Joseph L. Pittera